February 2, 2023

Securities and Exchange Commission

Washington, D.C.

20549

Attention: George K. Schuler

Dear Mr. Schuler:

Re:  Wolverine Resources Corp. (the "Company")- File No. 000-53767

We acknowledge receipt of your letter dated January 23, 2023 and respond as follows.

The Company has filed a 10-K/A which has been amended as follows:

1. All references have been removed to a NI 43-101Technical Report on the Frog Property.

2. Summary property disclosure on the Frog Property has been added pursuant to Item 1303(B) of Regulation S-K.

Yours truly,

"Richard Haderer"

Richard Haderer

CFO

(403) 275-4461

pubco@telus.net